New President and CEO of SKF

GOTEBORG, Sweden, Jan. 28, 2003 (PRIMEZONE) -- The Board of Directors of Aktiebolaget SKF (Nasdaq:SKFR) (LSE:SKFB) has decided to appoint Tom Johnstone as new President and Chief Executive Officer of SKF as from April 15 this year. He succeeds Sune Carlsson, who turns 62 this year and has decided to retire from SKF.

Tom Johnstone is at present Executive Vice President of AB SKF and President of the Automotive Division.

Anders Scharp, Chairman of SKF, commented: "I would like to thank Sune Carlsson for his significant contribution to SKF over the last five years. SKF today is the leader in its market and is in a strong financial position. We have conducted a thourough search process and Tom Johnstone has the full support of the Board, he is a very experienced and accomplished manager and leader."

Tom Johnstone is 47, was born in Scotland and is a graduate of Glasgow University. He joined SKF as a salesman in SKF (U.K.) in 1977. He has thereafter held a number of managerial positions in sales and marketing within the Group.

In 1996 Tom Johnstone was appointed President, Automotive Division with global responsibility for business development, sales, product development, engineering and manufacturing for the car, truck, bus and vehicle component industries as well as the vehicle aftermarket. In 1999 he was appointed Executive Vice President of AB SKF.

Tom Johnstone is married, has three children and lives in Goteborg.

The Board has also appointed Christer Gyberg, President of the Industrial Division within SKF, as Executive Vice President of AB SKF as from April 15 this year.

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For further information, please contact:
 SKF Group Communication
 Lars G Malmer
 tel. +46 (0)31 337 1541
 e-mail: Lars.G.Malmer@skf.com

 Aktiebolaget SKF
 tel. +46 (0)31 337 1000
 fax +46 (0)31 337 2832
 www.skf.com

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